SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

FORM 8-A/A

FOR REGISTRATION OF CERTAIN CLASSES OF SECURITIES
PURSUANT TO SECTION 12(b) OR 12(g) OF THE
SECURITIES EXCHANGE ACT OF 1934

Wackenhut Corrections Corporation

(Exact Name of Registrant as Specified in its Charter)

Florida (State of Incorporation or Organization)	65-0043078 (IRS Employer Identification No.)

621 NW 53rd Street, Suite 700, Boca Raton, FL (Address of Principal Executive Offices)	33487 (Zip Code)

If this form relates to the registration of a class of securities pursuant to Section 12(b) of the Exchange Act and is effective pursuant to General Instruction A.(c), check the following box. ☒	If this form relates to the registration of a class of securities pursuant to section 12(g) of the Exchange Act and is effective pursuant to General Instruction A.(d), check the following box. ☐

Securities Act registration statement file number to which this form relates: Not applicable (if applicable)

Securities to be registered pursuant to Section 12(b) of the Act:

Title of Each Class	Name of Each Exchange on Which
to be so Registered:	Each Class is to be Registered:

Common Stock, par value $0.01	NYSE

Securities to be registered pursuant to Section 12(g) of the Act: None

Item 1. Description of Registrant’s Securities to be Registered.

     Item 1 of the Form 8-A filed on July 25, 1994 by Wackenhut Corrections Corporation (the “Company”) is hereby amended in its entirety to update the Description of Capital Stock as follows:

Description of Capital Stock

     The Company’s authorized capital consists of 30,000,000 shares of Common Stock, par value $0.01 per share (the “Common Stock”) and 10,000,000 shares of preferred stock, par value $0.01 per share (the “Preferred Stock”). As of October 15, 2003, there were 21,328,552 shares of Common Stock issued and 9,328,552 shares of Common Stock outstanding. The only series of Preferred Stock authorized consists of 100,000 shares of Series A Junior Participating Preferred Stock, par value $0.01 per share, which was authorized in connection with the Rights Agreement described below.

     The following descriptions of the Common Stock and the Preferred Stock are based on the Company’s Articles of Incorporation and Bylaws and applicable Florida law.

Common Stock

     Each holder of Common Stock is entitled to one vote for each share held of record on all matters presented to shareholders, including the election of directors. In the event of a liquidation, dissolution or winding up of the Company, the holders of Common Stock are entitled to share equally and ratably in the assets of the Company, if any, remaining after paying all debts and liabilities of the Company and the liquidation references of any outstanding Preferred Stock. The Common Stock has no preemptive rights or cumulative voting rights and to redemption, sinking fund or conversion provisions.

     Holders of Common Stock are entitled to receive dividends if, as and when declared by the Board of Directors out of funds legally available therefor, subject to the dividend and liquidation rights of any Preferred Stock that may be issued and outstanding and subject to any dividend restrictions in the Company’s credit facilities. No dividend or other distribution (including redemptions or repurchases of shares of capital stock) may be made if after giving effect to such distribution, the Company would not be able to pay its debts as they become due in the usual course of business, or if the Company’s total assets would be less than the sum of its total liabilities plus the amount that would be needed at the time of a liquidation to satisfy the preferential rights of any holders of Preferred Stock.

Rights Agreement

     On October 9, 2003, the Company announced that its Board of Directors declared a dividend of one preferred share purchase right (a “Right”) for each outstanding share of Common Stock. The dividend is payable to the shareholders of record as of October 23, 2003 (the “Record Date”). Each Right entitles the registered holder to purchase from the Company one one-thousandth of a share of Series A Junior Participating Preferred Stock, par value $0.01 per share (the “Preferred Stock”), of the Company at a price of $60.00 per one one-thousandth of a share of Preferred Stock (as the same may be adjusted, the “Purchase Price”). The description and terms of the Rights are set forth in a Rights Agreement dated as of October 9, 2003 (as the same may be amended from time to time, the “Rights Agreement”), between the Company and Equiserve Trust Company, N.A., as Rights Agent (the “Rights Agent”).

     Until the close of business on the earlier of (i) 10 days following a public announcement that a person (other than an Exempt Person (as defined below)), together with all affiliated or associated persons, has become the beneficial owner of 15% or more of the shares of Common Stock then outstanding (an “Acquiring Person”) or (ii) 10 business days (or a later date as determined by the Company’s Board of Directors) following the commencement of, or announcement of an intention to make, a tender offer or exchange offer the consummation of which would result in any person (other than an Exempt Person) becoming an Acquiring Person (including, in the case of both clause (i) and (ii), any such date which is after the date of the Rights Agreement and prior to the Record Date) (the earlier of such dates being herein referred to as the “Distribution Date”), the Rights will be evidenced by the shares of Common Stock represented by certificates for shares of Common Stock or by a current ownership statement issued with respect to uncertificated shares of Common Stock in lieu of such a certificate, together with a copy of the summary of rights disseminated in connection with the original dividend of Rights.

     “Exempt Person” shall mean the Company, any subsidiary of the Company, any employee benefit plan of the Company or of any subsidiary of the Company, or any entity or trustee holding Common Stock for or pursuant to the terms of any such plan or for the purpose of funding any such plan or funding other employee benefits for employees of the Company or of any subsidiary of the Company.

     The Rights Agreement provides that, until the Distribution Date (or earlier redemption or expiration of the Rights), the Rights will be transferable only in connection with the transfer of Common Stock. Until the Distribution Date (or earlier redemption or expiration of the Rights), the surrender for transfer of any certificates for shares of Common Stock outstanding as of the Record Date, even without a notation incorporating the Rights Agreement by reference or a copy of the summary of rights, will also constitute the transfer of the Rights associated with the shares of Common Stock represented by such certificate. As soon as practicable following the Distribution Date, separate certificates evidencing the Rights (“Right Certificates”) will be mailed to holders of record of the Common Stock as of the close of business on the Distribution Date (other than an Acquiring Person or affiliated or associated persons of an Acquiring Person) and such separate Right Certificates alone will evidence the Rights.

     The Rights are not exercisable until the Distribution Date. The Rights will expire on October 9, 2013 (the “Final Expiration Date”), unless the Final Expiration Date is extended or unless the Rights are earlier redeemed or exchanged by the Company, in each case as described below.

     The Purchase Price payable, the number of shares of Preferred Stock or other securities issuable, upon exercise of the Rights, and the number of Rights outstanding are subject to adjustment from time to time to prevent dilution (i) in the event of a stock dividend on, or a subdivision, combination or reclassification of, the Preferred Stock, (ii) upon the grant to holders of the Preferred Stock of certain rights or warrants to subscribe for or purchase Preferred Stock at a price, or securities convertible into Preferred Stock with a conversion price, less than the then-current market price of the Preferred Stock or (iii) upon the distribution to holders of the Preferred Stock of evidences of indebtedness or assets (excluding regular periodic cash dividends or dividends payable in Preferred Stock) or of subscription rights or warrants (other than those referred to above). With certain exceptions, no adjustment in the Purchase Price will be required until cumulative adjustments require an adjustment of at least 1% in such Purchase Price.

     The Rights are also subject to adjustment in the event of a stock dividend on the Common Stock payable in shares of Common Stock or subdivisions, consolidations or combinations of the Common Stock occurring, in any such case, prior to the Distribution Date.

     Shares of Preferred Stock purchasable upon exercise of the Rights will not be redeemable. Each share of Preferred Stock will be entitled, when, as and if declared, to a minimum preferential quarterly dividend payment of the greater of (i) $1.00 per share and (ii) an amount equal to 1,000 times the dividend declared per share of Common Stock. In the event that six quarterly dividends on the Preferred

Stock are in default, the number of directors constituting the Board of Directors shall be increased by two and the holders of the Preferred Stock will have the right to vote for the election of two directors of the Company. Such directors will remain in office until the default ceases to exist. In the event of liquidation, dissolution or winding up of the Company, the holders of the Preferred Stock will be entitled to a minimum preferential liquidation payment of $1,000 per share (plus any accrued but unpaid dividends) but will be entitled to an aggregate amount per share equal to 1,000 times the payment made per share of Common Stock. Each share of Preferred Stock will have 1,000 votes, voting together with the Common Stock. Finally, in the event of any merger, consolidation or other transaction in which shares of Common Stock are converted or exchanged, each share of Preferred Stock will be entitled to receive 1,000 times the amount received per share of Common Stock. These rights are protected by customary antidilution provisions.

     Because of the nature of the Preferred Stock’s dividend, liquidation and voting rights, the value of the one one-thousandth interest in a share of Preferred Stock purchasable upon exercise of each Right should approximate the value of one share of Common Stock. No fractional shares of Preferred Stock will be issued (other than fractions which are integral multiples of one one-thousandth of a share of Preferred Stock, which may, at the election of the Company, be evidenced by depositary receipts) and in lieu thereof, an adjustment in cash will be made based on the market price of the Preferred Stock on the last trading day prior to the date of exercise.

     In the event that any person becomes an Acquiring Person (the first occurrence of such event is referred to as the “Flip-In Event”), each holder of a Right, other than Rights beneficially owned by the Acquiring Person and affiliates, associates and certain transferees of the Acquiring Person (which will thereupon become void), will thereafter have the right to receive upon exercise of a Right and payment of the Purchase Price, that number of shares of Common Stock having a market value of two times the Purchase Price.

     In the event that, after a Flip-In Event, the Company consolidates or merges with any other person, any other person consolidates with the Company, or merges with and into, the Company, or 50% or more of the Company’s assets or earning power are sold in one or more related transactions, proper provision will be made so that each holder of a Right (other than Rights beneficially owned by an Acquiring Person and affiliates, associates and certain transferees of the Acquiring Person, which will have become void) will thereafter have the right to receive, upon the exercise thereof at the then-current exercise price of the Right, that number of shares of common stock of the person with whom the Company has engaged in the foregoing transaction (or its parent), which number of shares at the time of such transaction will have a market value of two times the Purchase Price.

     At any time after the Flip-In Event, and prior to the time the Acquiring Person becomes the beneficial owner of 50% or more of the Common Stock, the Company may exchange the Rights (other than Rights beneficially owned by the Acquiring Person and affiliates, associates and certain transferees of the Acquiring Person, which will have become void), in whole or in part, at an exchange ratio of one share of Common Stock per Right (subject to adjustment).

     At any time prior to such time as any person first becomes an Acquiring Person, the Board of Directors of the Company may redeem all, but not less than all, of the Rights at a price of $.01 per Right (the “Redemption Price”). The Company may pay the Redemption Price in cash, shares of Common Stock or any other form of consideration deemed appropriate by the Board of Directors. Immediately upon any redemption of the Rights pursuant to this provision, the right to exercise the Rights will terminate and the only right of the holders of Rights will be to receive the Redemption Price.

     For so long as the Rights are then redeemable, the Company may, except with respect to the Redemption Price, amend the Rights Agreement in any manner, in its sole and absolute discretion. After the Rights are no longer redeemable, the Company may, except with respect to the Redemption Price, amend the Rights Agreement, provided that such amendment does not (i) adversely affect the interests of holders of the Rights, (ii) cause the Rights to become redeemable again, or (iii) cause the Rights Agreement to become amendable.

     Until a Right is exercised or exchanged, the holder thereof, as such, will have no rights as a shareholder of the Company, including, without limitation, the right to vote or to receive dividends.

Anti-Takeover Provisions

Certain Provisions of Florida Law

     The Company is subject to several anti-takeover provisions under Florida law that apply to a public corporation organized under Florida law, unless the corporation has elected to opt out of those provisions in its articles of incorporation or bylaws. The Company has not elected to opt out of those provisions. The Common Stock of the Company is subject to the “affiliated transaction” and “control-share acquisition” provisions of the Florida Business Corporation Act. These provisions require, subject to certain exceptions, that an “affiliated transaction” be approved by the holders of two-thirds of the voting shares other than those beneficially owned by an “interested shareholder” and that voting rights be conferred on “control shares” acquired in specified control share acquisitions only to the extent conferred by resolution approved by the shareholders, excluding holders of shares defined as “interested shares.”

Preferred Stock

     The Board of Directors of the Company is authorized, without further shareholder action, to divide any or all shares of the authorized Preferred Stock into series and fix and determine the designations, preferences and relative rights and qualifications, limitations or restrictions thereon of any series so established, including voting powers, dividend rights, liquidation preferences, redemption rights and conversion privileges. The issuance of Preferred Stock with voting rights or conversion rights may adversely affect the voting power of the Common Stock, including the loss of voting control to others. The issuance of Preferred Stock may have the effect of delaying, deferring or preventing a change of control of the Company without shareholder approval.

Rights Agreement

     The Rights have certain anti-takeover effects. The Rights will cause substantial dilution to a person or group that attempts to acquire the Company without conditioning the offer on redemption of the Rights. The Rights should not interfere with any merger or other business combination approved by the Board of Directors of the Company prior to the time that the Rights may not be redeemed (as described above) since the Board of Directors may, at its option, at any time prior to prior to such time as any person first becomes an Acquiring Person, redeem all but not less than all the then outstanding Rights at the Redemption Price. The Rights are designed to provide additional protection against abusive takeover tactics such as offers for all shares at less than full value or at an inappropriate time (in terms of maximizing long-term shareholder value), partial tender offers and selective open-market purchases. The Rights are intended to assure that the Company’s Board of Directors has the ability to protect shareholders and the Company if efforts are made to gain control of the Company in a manner that is not in the best interests of the Company and its shareholders.

Item 2. Exhibits.

     None.

SIGNATURE

     Pursuant to the requirements of Section 12 of the Securities Exchange Act of 1934, the Registrant has duly caused this registration statement to be signed on its behalf by the undersigned, thereunto duly authorized.

Date: October 30, 2003	Wackenhut Corrections Corporation

By: /s/ John G. O’Rourke

John G. O’Rourke Senior Vice President – Finance and Chief Financial Officer (Principal Financial Officer and duly authorized signatory)

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